FORM 3
           U.S. SECURITIES AND EXCHANGE COMMISSION    _____________________
                   WASHINGTON, D.C.  20549           |    OMB APPROVAL     |
                    INITIAL STATEMENT OF             |_____________________|
             BENEFICIAL OWNERSHIP OF SECURITIES      |OMB NUMBER: 3235-0104|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
         Filed pursuant to Section 16(a) of the      |ESTIMATED AVERAGE    |
           Securities Exchange Act of 1934,          |BURDEN HOURS         |
          Section 17(a) of the Public Utility        |PER RESPONSE 0.5     |
            Holding Company Act of 1935              |_____________________|
         or Section 30(f) of the Investment
                Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
             WEXFORD MANAGEMENT LLC

          (Last)                      (First)                    (Middle)
                       411 West Putnam Avenue, Suite 125
      _________________________________________________________________________
                                     (Street)
             Greenwich                Connecticut              06830
      _________________________________________________________________________
          (City)                      (State)                      (Zip)

   ____________________________________________________________________________
   2. Date of Event Requiring Statement (Month/Day/Year)
      January 13, 1998
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
   ____________________________________________________________________________
   4. Issuer Name and Ticker or Trading Symbol
      Complete Wellness Centers, Inc. (CMWL)
   ____________________________________________________________________________
   5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)
    (  ) DIRECTOR
    (X ) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (  ) OTHER (SPECIFY TITLE BELOW)
    _____________________________________
   ____________________________________________________________________________
   6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)
   ____________________________________________________________________________
   7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
      ___FORM FILED BY ONE REPORTING PERSON
      _x_FORM FILED BY MORE THAN ONE REPORTING PERSON

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   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
   ____________________________________________________________________________
   |1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
   |   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
   |                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
   |                    |   OWNED       |   OR INDIRECT|                       |
   |                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
   |                    |               |   5)         |                       |
   |____________________|_______________|______________|_______________________|
   Senior Redeemable     100,000 shares    Indirect       By Management
   Preferred Stock, par
   value $.01 per share(1)

   ============================================================================

   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 4)
     Common Stock Purchase Warrants
   ____________________________________________________________________________
   2. Date Exercisable and Expiration Date (Month/Day/Year)
               1/13/98(2)                                  1/12/05
            Date Exercisable                          Expiration Date
   ____________________________________________________________________________
   3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
      Common Stock, par value $.0001665 per share              2,850,000
                   Title                         Amount of Number of Shares
   ____________________________________________________________________________
   4. Conversion or Exercise Price of Derivative Security
      $1.75 per share(3)
   ____________________________________________________________________________
   5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)(Instr. 5) Indirect
   ____________________________________________________________________________
   6. Nature of Indirect Beneficial Ownership (Instr. 5)
      By Management

   ============================================================================
      EXPLANATION OF RESPONSES:

        (1) The Senior Redeemable Preferred Stock, par value $.01 (the "Preferred Stock"), of Complete Wellness Centers, Inc. (the "Corporation") was issued pursuant to a Certificate of Designation, Preferences and Rights filed with the Secretary of State of Delaware on January 12, 1998 (the "Certificate of Designation"). An aggregate of 100,000 shares of Preferred Stock were issued to Wexford Spectrum Investors LLC ("Wexford"), and Imprimis Investors LLC ("Imprimis"), related persons of Wexford Management LLC. The Preferred Stock has a liquidation preference of $50.00 per share plus accumulated and unpaid dividends (the "Liquidation Preference"), and entitles its holders to annual cash dividends equal to (i) in the case of dividends accruing on or prior to December 31, 2000, 8% of the Liquidation Preference, or, if such payment in cash is not then made, 10% of the Liquidation Preference and (ii) in the case of dividends accruing after December 31, 2000, 12% of the Liquidation Preference thereof on the relevant payment date payable in cash. The Preferred Stock ranks senior to any other class of stock of the Corporation. The Preferred Stock is mandatorily redeemable on the earlier of December 31, 2000 and the date of completion of any financing (subject to certain exceptions) greater than $5,000,000 by the Corporation or its subsidiaries after the initial date of issuance of the Preferred Stock. The Preferred Stock is also redeemable in the event of a breach by the Corporation of its agreements under an Investment Agreement, dated January 12, 1998, among Imprimis, Wexford, and the Corporation or a breach under the Certificate of Designation. The Certificate of Designation also provides that the Corporation shall take necessary actions to ensure that a designee of the holders of Preferred Stock is on the Board of Directors of the Corporation.

        (2) Warrants exercisable for an aggregate of 2,850,000 shares of common stock, par value $.0001665 per share (the "Common Stock"), are held by Imprimis and Wexford. The Warrants are exercisable through January 12, 2005. Of such Warrants, Warrants for an aggregate of 1,350,000 shares of Common Stock can be exercised at any time prior to December 31, 1998; Warrants for an additional 300,000 shares of Common Stock can be exercised at any time beginning January 1, 1999; Warrants for an additional 600,000 shares of Common Stock can be exercised at any time after April 1, 2000; and Warrants for an additional 600,000 shares of Common Stock can be exercised at any time after March 31, 2001, in each case to the extent not redeemed by the Corporation. The Warrants that cannot be exercised prior to each of these dates are subject to redemption by the Corporation, at a redemption price of $.01 per Warrant, as and when certain financial targets are met. Warrants cannot be exercised to the extent that such exercise would result in Wexford and Imprimis owning, in the aggregate, in excess of 50% of the outstanding shares of the Corporation, after giving effect to the exercise of the Warrants.

        (3) The exercise price of the Warrants is subject to a one-time reduction of $0.25 per Warrant if the Corporation fails to register Common Stock for which the Warrants can be exercised pursuant to a Registration Rights Agreement, dated as of January 12, 1998, among the Corporation, Imprimis and Wexford. The number of shares of Common Stock issuable and the exercise price are also subject to adjustment under customary anti-dilution provisions.

        WEXFORD MANAGEMENT LLC
   **  SIGNATURE OF REPORTING PERSON

      By:  /s/ Arthur H. Amron                     January 23, 1998
      Name:  Arthur H. Amron                             DATE
      Title: Senior Vice President

   _____________________________

      ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
          SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

     NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
   ==========================================================================

               ATTACHMENT TO FORM 3

               Name of designated filer:     Wexford Management LLC

               Name of joint filer:          Joseph M. Jacobs

               Address of joint filer:       c/o Wexford Management LLC
                                             411 West Putnam Avenue
                                             Greenwich, Connecticut 06830

               Date of event requiring
               filing:                       January 13, 1998

               Issuer Name and
               Ticker or Trading Symbol:     Complete Wellness Centers,
                                             Inc. (CMWL)

               /s/ Joseph M. Jacobs                    January 23, 1998
               _______________________                 _________________
               ** Signature of Reporting Person             Date

               ATTACHMENT TO FORM 3


               Name of designated filer:     Wexford Management LLC

               Name of joint filer:          Charles E. Davidson

               Address of joint filer:       c/o Wexford Management LLC
                                             411 West Putnam Avenue
                                             Greenwich, Connecticut 06830

               Date of event requiring
               filing:                       January 13, 1998

               Issuer Name and
               Ticker or Trading Symbol:     Complete Wellness Centers,
                                             Inc. (CMWL)

               /s/ Charles E. Davidson                 January 23, 1998
               _______________________                 _________________
               ** Signature of Reporting Person              Date